                                     October 30, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Jennison Blend Fund, Inc.
(File No. 811-03336 (the “Fund”)
       Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 22, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the section entitled “How the Fund Invests,” in the discussion entitled “Investment Objective and Principal Policies,” it is stated that the Fund may invest in “investments in various types of business ventures.”  If such investments would include hedge funds, please so state.  In this same discussion, it is also stated that the Fund’s investments may include investments in partnerships:  if any partnership investments would pose a risk of substantial return of capital, please so state.

Response:  The use of the phrase “business ventures” was meant to indicate that the Fund may invest in various types of companies or businesses, irrespective of the specific legal entity structure of the company or business.  The disclosure has been revised accordingly.

Comment:  In the section entitled “How the Fund Invests,” in the discussion entitled “Other Investments and Strategies,” please revise the discussion of foreign securities if the Fund may invest in emerging markets securities.

Response:  The disclosure has been revised to state that the Fund’s investments in foreign securities may also include emerging markets securities.

Comment:  In the Statement of Additional Information (SAI), in the discussion of the Fund’s fundamental investment restrictions, the note to the Fund’s fundamental investment restriction requiring it to operate as a “diversified” investment company explains that the Fund “currently” will not purchase any security if with respect to 75% of the Fund’s total assets, more than 5% would be invested in the securities of a single issuer, or the Fund would own more than 10% of the outstanding voting securities of any single issuer.

Response:  The disclosure has been revised to remove the reference to “currently.”

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)